

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Mr. Eric R. Graef, CFO and VP-Finance
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

     Re: **Preformed Line Products Company**
             Form 10-K for the year ended December 31, 2012
             Filed March 15, 2013
             Definitive Proxy Statement on Schedule 14A
             Filed March 15, 2013
             File No. 0-31164

Dear Mr. Graef:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Consultant, page 11

1.   We note your disclosure on page 11 that the compensation committee relies upon various independent surveys and that for 2012, the compensation committee utilized the "Mercer's annual compensation level survey" and compared against compensation paid to executives in a "Peer Group." Please tell us how your analysis of the peer group contributes to your compensation considerations and clarify if you engage in benchmarking total compensation or elements thereof. If you do not benchmark, please elaborate on the reasons you decided to pay your officers compensation that is "near the 50th percentile" with respect to "base salary alone" and "at or above the 60th percentile" for "total cash compensation." Further, please tell us the reason for any deviation from the median total cash compensation in the peer group. Please provide this disclosure in future filings and tell us how you intend to comply.

<u>Annual Cash Incentive Awards, page 12</u>

2.   In future filings, please provide examples of what the compensation committee would consider as "transformational events" that may give rise to the Committee's ability to exercise discretion and make adjustments to cash incentive awards.   <u>See</u> Item 402(b)(2)(v)-(ix) of Regulation S-K.

3.   In future filings, please disclose the company's performance as compared to the measure that you use to determine the amount of cash incentive paid. For example, for 2012, you should disclose what the company's return on shareholders' equity was, so that investors can see how performance on that measure supported the amount of cash incentive paid for 2012. In your supplemental response, please show us what your disclosure would have looked like in response to this comment.

4.   We note that in your Summary Compensation Table and Grants of Plan-Based Awards Table, you discuss the "potential payout" under the Annual Non-Equity Incentive Plan. We assume that the annual cash incentive awards you discuss on page 12 are made pursuant to this plan, but please clarify this in your future disclosures. Please tell us supplementally why you have shown "potential payouts" instead of actual payouts of cash incentive awards. If the awards are made based upon the company's performance over several years or if there are vesting or similar provisions, please disclose this in future filings, and show us in your supplemental response what your disclosure would have looked like in response to this comment for 2012.

5.   In future filings, please elaborate on how you will determine the amount of performance - based restricted shares that will become vested over each of the next three years for each Officer. For example, please discuss the amount of shares that will become vested if only the threshold performance levels are reached, versus the maximum. Please also clarify whether the thresholds for growth in pretax income and sales growth must both be met, and how you will determine the number of shares that will vest if the threshold or maximum is reached for only one of the measures. Please also clarify whether the thresholds are 5% and 3% for growth in pretax income and sales, respectively, for each of the three years, or for all of the three years. In your supplemental response, please show us what your disclosure would have looked like for 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief